[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

Writer’s Direct Dial: (212) 225-2864

E-Mail: jkarpf@cgsh.com

June 21, 2006

Mr. Matthew J. Benson, Esq.

Office of Consumer Products

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	J. Crew Group, Inc.
Amendment No. 8 to Registration Statement on Form S-1
(File No. 333-127628)
Filed with the Securities and Exchange Commission on June 21, 2006

Dear Mr. Benson:

Thank you for your comments on Amendment No. 7 (“Amendment No. 7”) to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) by J. Crew Group, Inc. (the “Company”) on June 14, 2006. On behalf of the Company, we enclose herewith Amendment No. 8 to the Registration Statement (“Amendment No. 8”). Set forth below is the response of the Company to each comment contained in your letter dated June 19, 2006. Except as otherwise noted in this letter, the information provided in response to each comment has been supplied by the Company, which is solely responsible for it. The number of the response corresponds to the number of the comment in your letter. Capitalized terms used but not defined herein are used as defined in the Registration Statement. References to page numbers herein are references to page numbers in Amendment No. 8.

Matthew J. Benson, Esq.,

Securities and Exchange Commission

p. 2

The Offering, page 4

1.	We note that the number of shares of common stock to be outstanding after the offering does not agree to the disclosure on page 100. Please advise or revise.

Response:

The Company has revised the prospectus as requested by the Staff. See page 4.

Capitalization, page 25

2.	It does not appear that the pro forma as adjusted amount for common stock is calculated properly assuming the issuance of 18,800,000 shares in the offering and 11,316,000 shares in connection with the conversion and the TPG subscription as disclosed on page 100. Please revise common stock and additional paid-in capital amounts as appropriate.

Response:

The Company has revised the prospectus as requested by the Staff. See page 25.

3.	As you adopted FAS 123(R) effective January 29, 2006, please revise to eliminate unearned compensation against additional paid-in capital. Please refer to paragraph 74 of SFAS 123(R).

Response:

The Company has revised the prospectus as requested by the Staff. See page 25.

Management

Options Grants in Last Fiscal Year, page 74

4.	Please refer to comment 1 in our letter dated January 12, 2006. We note your response indicating that you would use the initial public offering price for these tables. It appears that there is a substantial disparity between the option exercise price and the proposed public offering price. As requested previously, please alert investors to the disparity and quantify the effect of using the public offering price as the base to compute the potential option values using the 5% and 10% assumed rates of stock price appreciation. See Section IV.C of SEC Release 33-7009.

Response:

The Company has revised the prospectus as requested by the Staff. See page 75.

Matthew J. Benson, Esq.,

Securities and Exchange Commission

p. 3

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to the Unaudited Pro Forma Financial Statements, page 34

5.	Please disclose how you calculated pro forma basic and diluted earnings per share amounts for each period presented. In doing so, please disclose the assumptions used to compute the pro forma weighted average number of shares outstanding, including dilutive potential common shares included in the computation of pro forma diluted earnings per share. Please also disclose the number of potentially dilutive securities excluded from the calculation of pro forma diluted earnings per share because their inclusion would have been antidilutive.

Response:

The Company has revised the prospectus as requested by the Staff. See page 36.

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows, page F-4

6.	Please tell us whether you recognized any excess tax benefits during the period and, if so, how you accounted for the excess tax benefits, including classification in your statements of cash flows. See paragraph 68 of SFAS 123(R).

Response:

There were no excess tax benefits recognized during the first quarter of fiscal 2006 since the exercise price of the options exercised in that quarter was greater than the fair value of the Company’s common stock on the exercise date. In addition, based on the Company’s tax position ($83 million of net operating loss carryforwards, against which a valuation allowance has been provided) at the beginning of fiscal 2006, any excess tax benefits would not be significant.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 3, Share-Based Payments, page F-5

7.	Please disclose the total fair value of shares vested during the first quarter of fiscal 2005 and 2006. Please refer to paragraph A240(c)(2) SFAS 123(R).

Response:

The Company has revised the prospectus as requested by the Staff. See page F-7.

Matthew J. Benson, Esq.,

Securities and Exchange Commission

p. 4

8.	You disclose that deferred compensation associated with restricted stock was $2.5 million at April 26, 2006. As you adopted FAS 123(R) effective January 29, 2006, please revise to disclose that the amount represents the total compensation costs related to non-vested restricted stock awards not yet recognized. Please also disclose the weighted-average period over which the total compensation cost is expected to be recognized. Please refer to paragraph A240(h) of SFAS 123(R).

Response:

The Company has revised the prospectus as requested by the Staff. See page F-8.

9.	Please provide us with an updated schedule of stock options issued since September 7, 2005 showing the number of stock options issued, their dates of grant and their exercise prices as compared to the fair value of your common stock on the dates of grant. Please tell us how you determined the fair value of your common stock on the issuance dates and the fair value of your common stock used in your Black-Scholes computations, if different. Please also provide us with a discussion of the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date of the options and the date you filed your registration statement that caused an increase in the fair value of your stock. Finally, please provide us a timeline of discussions, formal or informal, with the underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

Response

On April 7, 2006, the Company granted options to purchase 74,431 shares (38,450 shares pre-stock split) to employees who are not named executive officers at an exercise price of $6.92 ($13.40 pre-stock split) per share, the value (determined as described in our letter to the Staff of September 23, 2005) of a share of the Company’s common stock on September 7, 2005. The exercise price of these options is higher than the $3.31 ($6.40 pre-stock split) per share fair value of the Company’s common stock, as determined by the Company on the date of grant. The decrease in fair value from the Company’s August 8, 2005 valuation was due to the Company’s operating results for the fourth quarter of fiscal 2005.

The Company determined the fair value of its common stock on April 7, 2006 by examining the valuation it conducted as of October 29, 2005, which was the most recent valuation it had conducted and which yielded a value of $3.31 ($6.40 pre-stock split) per share. The Company determined that the value of its common stock had not changed from October 29, 2005 due to the fact that there had been no significant improvements to its operating performance since then and that risks (e.g., operational, business, market and execution risks) associated with the Company’s ability to conduct the initial public offering (the “IPO”) continued to exist.

Matthew J. Benson, Esq.,

Securities and Exchange Commission

p. 5

The Company believes that the difference between the $6.92 ($13.40 pre-stock split) per share fair value of its common stock as of April 7, 2006 and the proposed IPO price range of $15.00 to $17.00 ($29.04 to $32.91 pre-stock split) is largely attributable to:

•	its planned use of the net proceeds from the IPO and the TPG Subscription (which is contingent upon the IPO) and borrowings under the New Term Loan to redeem its outstanding 14½% Series A Preferred Stock and 14½% Series B Preferred Stock; and

•	its redemption of the 13 1/8% Debentures on June 14, 2006.

The reasons for this difference are substantially similar to the reasons identified in our October 11, 2005 letter to the Staff. That letter stated that the difference between the $6.92 ($13.40 pre-stock split) per share fair value of the Company’s common stock as of August 8, 2005 and the then-estimated $19.11 ($37.00 pre-stock split) per share price in the IPO was largely attributable to the redemption of the above securities with the net proceeds of the IPO.

At the beginning of October 2005, the Company and the underwriters discussed a potential IPO price in the range of $19.11 ($37.00 pre-stock split) per share price. The IPO was put on hold shortly after these discussions. In May and the beginning of June 2006, the Company and the underwriters decided to proceed with the IPO and discussed the $15.00 to $17.00 ($29.04 to $32.91 pre-stock split) price range disclosed in Amendment No. 7.

Exhibits

10.	Please file the consent of the director nominee Mary Ann Casati. See Rule 438 of Regulation C and Item 601(b)(23) of Regulation S-K.

Response:

The Company has filed the consent requested by the Staff as Exhibit 23.3 to Amendment 8.

Please direct any comments or questions regarding this filing to Jeffrey D. Karpf at (212) 225-2864 or James F. McMullin at (212) 225-2336.

Very truly yours,

/s/ Jeffrey D. Karpf
Jeffrey D. Karpf

Matthew J. Benson, Esq.,

Securities and Exchange Commission

p. 6

Enclosure

cc:	Ellie Quarles
William Thompson
Andrew Blume
(Securities and Exchange Commission)

Arlene Hong
(J. Crew Group, Inc.)

James F. McMullin
(Cleary Gottlieb Steen & Hamilton LLP)